Exhibit 99(a)(1)

The Board of Directors recommends that you REJECT the tender offer by
MacKenzie Realty Capital, Inc., CMG Partners, LLC and Coastal Realty Business Trust

October 11, 2018
Dear Stockholder:
We have been advised that you will be receiving materials shortly (if you have not already received them) from MacKenzie Realty Capital, Inc., CMG Partners, LLC and Coastal Realty Business Trust (collectively, the “Purchasers”) containing an unsolicited third-party tender offer to purchase up to an aggregate of 13,608,000, or approximately 5.0%, of the issued and outstanding shares of common stock (the “Shares”) of Hines Global REIT, Inc. (“Hines Global REIT” or the “Company”) for a price equal to $6.15 per Share, without interest, in cash (the “Tender Offer”). The Purchasers and the Tender Offer are not in any way affiliated with Hines Global REIT and the Board of Directors unanimously recommends that you REJECT this Tender Offer.
Given the $6.15 per Share offer price, we believe that the Tender Offer represents an attempt by the Purchasers to purchase your Shares at a significant discount, resulting in a profit for the Purchasers at your expense if you participate in the Tender Offer.
Please note the following with respect to the Purchasers’ proposed offer price and what you are expected to receive from the Company pursuant to the Plan of Liquidation and Dissolution (defined below), if it is successfully completed as described.

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You will receive significantly less per share on your investment: The $6.15 per Share offer from the Purchasers is substantially lower than the estimated liquidating distributions of $8.83 to $9.83 per Share that we expect you would receive from the Company pursuant to the Plan of Liquidation and Dissolution, if it is successfully completed. Our board of directors (the “Board”) expects that after the sale of all or substantially all of the Company’s assets and the payment of or provision for all of the Company’s outstanding liabilities, the Company will make liquidating distributions to its stockholders in an aggregate amount, estimated as of April 23, 2018, of approximately $8.83 to $9.83 per Share.

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The offer is substantially lower than the most recent valuation: The $6.15 per Share offer price also is substantially lower than the Company’s net asset value per Share of $9.04 determined as of December 31, 2017.

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The offer applies a discount to your investment: The Tender Offer states that the Purchasers arrived at their $6.15 per Share offer price by applying a liquidity discount to the Company’s net asset value with the intention of making a profit for themselves “by holding onto the Shares until the REIT is liquidated, hopefully at close to the full net asset value.” The Purchasers are trying to profit from you: If the liquidating distributions are paid to the Company’s stockholders as expected, the Purchasers will have made a huge profit at your expense.

HINES GLOBAL REIT, INC.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118
P 888.220.6121
F 713.966.2661

After thoroughly and carefully reviewing and analyzing the terms and conditions of the Tender Offer, the Board believes that by accepting the Purchasers’ Offer, you may not be able to realize the full value of your Shares. Therefore, the Board unanimously recommends that you REJECT THE TENDER OFFER and not tender your Shares.
In making your determination whether to accept the Tender Offer, we suggest that you consider the information set forth above, as well as the following factors that the Board considered in determining that the Tender Offer is not in the best interests of the Company or its stockholders and which the Board believes support its recommendation to REJECT the Tender Offer:

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We have disclosed in filings with the Securities and Exchange Commission (the “SEC”) that the Board has determined that it is in the best interest of the Company and its stockholders to sell all or substantially all of the Company’s properties and assets and liquidate and dissolve the Company pursuant to a plan of liquidation and dissolution (the “Plan of Liquidation and Dissolution”), which the Company’s stockholders approved on July 17, 2018. If the sale of all or substantially all of the Company’s assets pursuant to the Plan of Liquidation and Dissolution is successfully completed, the Company expects to make liquidating distributions to its stockholders in the range of approximately $8.83 to $9.83 per Share, estimated as of April 23, 2018, which is significantly higher than the $6.15 per Share being offered by the Purchasers. The Company has already commenced the payment of liquidating distributions to its stockholders and has paid distributions designated as a return of stockholders’ invested capital in an aggregate amount of $0.22 since April 23, 2018. There can be no assurances regarding the amounts of any additional liquidating distributions or the timing thereof. For more information, see the “Risk Factors” section of the Company’s definitive proxy statement filed with the SEC on May 10, 2018 (the “Proxy Statement”).

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The Tender Offer states that the Purchasers are making the Tender Offer “solely for investment purposes” and “with the intention of making a profit from the ownership of the Shares.” Also, the Tender Offer states that the Purchasers determined the $6.15 per Share offer price pursuant to their own analysis and did not obtain current independent valuations or appraisals of the Company’s assets, and are “not qualified to appraise real estate.” Further, the Purchasers do not claim to have retained an independent adviser to evaluate or render any opinion with respect to the fairness of their $6.15 per Share offer to you. In fact, the Tender Offer states that in establishing the $6.15 offer price the Purchasers are “motivated to establish the lowest price which might be acceptable to Shareholders.”

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Given the timing of the Tender Offer and the $6.15 per Share offer price, we believe that the Tender Offer represents an opportunistic attempt to purchase Shares at a significant discount resulting in a profit for the Purchasers while depriving the stockholders who tender their Shares in the Tender Offer of the opportunity to realize the full potential value of their investment in Hines Global REIT.

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Hines Global REIT cannot record transfers of Shares until all properly executed and required transfer documents from the Purchasers have been received and accepted by Hines Global REIT, and, per the terms of the Tender Offer, the Purchasers will not pay you for your Shares until after the transfer has been recorded. Based on prior experiences that the Company and its affiliates have had with similar tender offers for another investment product it sponsored, we expect there will be delays before the Company receives all necessary transfer documents in good order. Therefore, if you agree to participate in the Tender Offer and in so doing sell your Shares to the Purchasers, there may be a significant delay before the Purchasers pay you for your Shares.

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The Tender Offer references certain benefits that can be realized by selling to the Purchasers, such as the ability to liquidate your holdings for cash without paying transfer fees, brokerage fees or commissions. But, if you determine not to sell your Shares to the Purchasers for $6.15 per Share and the Plan of Liquidation and Dissolution is completed as expected, you will realize those same benefits without paying transfer fees, brokerage fees or commissions and we expect you will receive liquidating distributions of approximately $8.83 to $9.83 per Share.

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According to the Tender Offer, if you agree to sell your Shares and send the signed documents back to the Purchasers, your agreement will be IRREVOCABLE, provided that Shares tendered pursuant to the Tender Offer may be withdrawn at any time prior to the expiration date of the Tender Offer. If you sign the Tender Offer documents, you also will be naming the Purchasers your attorney-in-fact with respect to your Shares, with the right to change your address on the books of Hines Global REIT so that following the expiration of the Tender Offer the Purchasers can collect and keep any distributions that would have been paid to you by Hines Global REIT.

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There is no guarantee that the Tender Offer can or will be completed as soon as the Purchasers contemplate in their Offer to Purchase. The Tender Offer does not initially expire until November 13, 2018, and such date may be extended by the Purchasers, in their sole discretion, subject to compliance with applicable securities laws.

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The Purchasers expressly reserve the right to amend the terms of the Tender Offer, including by decreasing the $6.15 per share offer price or by changing the number of shares being sought or the type of consideration being paid, at any time before the Tender Offer expires.

In light of the factors described above, the Board has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its stockholders. Accordingly, the Board unanimously recommends that you REJECT the Tender Offer and not tender your shares for purchase pursuant to the Tender Offer.
We understand each stockholder must evaluate the Tender Offer based on his or her individual immediate liquidity needs; however, we recommend you consult with your financial, tax and legal advisors and consider the factors stated above before making your decision. You should weigh all of the foregoing factors against the risk that the Plan of Liquidation and Dissolution will not be completed as expected and that you may not be able to liquidate your investment in the near term and, if you can, we cannot assure you that the price you receive will be greater than the Tender Offer price. As stated above, if the Plan of Liquidation and Dissolution is successfully implemented and completed by the Company as expected, the estimated range of liquidating distributions in the amount of approximately $8.83 to $9.83 per Share that we expect to pay to stockholders is significantly higher than the Purchasers’ offer price of $6.15 per Share. Although we cannot assure you as to the timing or amount of such distributions, we expect that the aggregate distributions per Share will be significantly higher than the Tender Offer.

Enclosed is a copy of a Solicitation/Recommendation Statement on Schedule 14D-9, which the Company filed with the SEC on October 11, 2018 (the “Schedule 14D-9”) in response to the Tender Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision. You should carefully review all of the Tender Offer documents sent to you by the Purchasers, as well as the Company’s publicly available annual, quarterly and other reports filed with the SEC and the enclosed Schedule 14D-9.
Although the Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other stockholders, all of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Tender Offer or currently intend to sell such shares.
We believe that you should view the Purchasers as opportunistic purchasers that are attempting to make a profit by purchasing your shares at a discounted price and, as a result, if you tender your shares, the Purchasers will deprive you of the potential opportunity to receive the estimated liquidating distributions of between $8.83 and $9.93 per Share if the Plan of Liquidation and Dissolution is successfully implemented as expected. No action regarding the Tender Offer is necessary if you wish to REJECT THE TENDER OFFER and retain your Shares. If you wish to accept the Tender Offer, follow the instructions in the Tender Offer materials. If you have already agreed to tender your Shares pursuant to the Tender Offer, you may withdraw your acceptance of the Tender Offer by notifying the Purchasers in writing at any time prior to the termination of the Tender Offer, which is presently scheduled to expire on November 13, 2018.
Should you have any questions or need further information, please contact Hines Global REIT Investor Relations at 1-888-220-6121.
We appreciate your trust in the Company and its Board and thank you for your continued support.
Sincerely,

Jeffrey C. Hines	Sherri W. Schugart
Chairman of the Board	President and Chief Executive Officer

Forward Looking Statements:
This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Forward-looking statements generally can be identified by the use of words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely,” or similar words or phrases intended to identify information that is not historical in nature. These forward-looking statements include, among others, statements about the expected benefits of the Plan of Liquidation and Dissolution, the estimated range and the timing of the payment of liquidating distributions, the expected timing and completion of the Plan of Liquidation and Dissolution, and the future business, performance and opportunities of the Company. These risks and uncertainties include, without limitation, the unanticipated difficulties or expenditures relating to the Plan of Liquidation and Dissolution; the response of tenants, business partners and competitors to the Plan of Liquidation and Dissolution; legal proceedings that may be instituted against the Company and others related to the Plan of Liquidation and Dissolution; general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants’ financial condition, and competition from other developers, owners and operators of real estate); adverse economic or real estate developments in the Company’s existing markets; risks associated with the availability and terms of financing and the ability to refinance indebtedness as it comes due; reductions in asset valuations and related impairment charges; risks associated with downturns in domestic and local economies, changes in interest rates and volatility in the securities markets; potential liability for uninsured losses and environmental contamination; risks associated with the Company’s potential failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the Company’s dependence on key personnel of Hines Interests Limited Partnership or its affiliates whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see the reports filed by the Company with the SEC, including the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Any forward-looking statement speaks only as of the date of this letter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information or developments, future events or otherwise.